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                        CONSENT OF INDEPENDENT ACCOUNTANTS




The Board of Directors
Cornucopia Resources Ltd.


We consent to the incorporation by reference in the registration statement (No. 33-25974) on Form S-8 of Cornucopia Resources Ltd. ("Cornucopia") of our report dated April 1, 1999 relating to the consolidated balance sheets of Cornucopia as of December 31, 1998 and 1997, and the related consolidated statements of loss and deficit and changes in financial position for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 10-K of Cornucopia.

Our report dated April 1, 1999 includes additional comments for U.S. readers that cast substantial doubt as to Cornucopia's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

(SIGNED) "KPMG LLP"


Chartered Accountants
Vancouver, Canada

April 12, 1999